Mail Stop 0306


						June 14, 2005



VIA U.S. MAIL AND FAX (509) 783-5475

Mr. Jon Correio
Chief Financial Officer
Electronic Systems Technology, Inc.
415 North Quay Street
Kennewick, Washington 99336

	Re:	Electronic Systems Technology, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 28, 2005
		File No. 000-27793



Dear Mr. Correio:

      We have reviewed your response dated May 26, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies,
page 8

Revenue Recognition, page 9

1. Please refer to prior comment 6. Provide us with an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant, as previously requested.

Form 10-QSB for the quarter period ended March 31, 2005

Statement of Income (Loss), page 3

2. Please refer to prior comment 8. We note that your engineering services and support expenses relate to income and expenses derived from direct on-site engineering assistance to customers related to the products you sell. You classify these amounts as non-operating because the amounts have been relatively low and of a different nature than your product sales. We believe you should classify these amounts within income from operations since the amounts relate to your operating activities. You may state revenues and related costs of revenues related to services as a separate line item on the face of your statement of operations, if you prefer.

Please provide us with a schedule showing the impact of the reclassification by fiscal year, including the impact on your gross margins. If you do not agree a reclassification is appropriate, please tell us in detail the basis for your conclusion. Refer to Rule 5-03 of Regulation S-X in your response.



*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our
comments
      .



      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions.



							Sincerely,



							Angela Crane
							Branch Chief
Mr. John Correio
Electronic Systems Technology Inc.
June 14, 2005
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